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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                SEPTEMBER 1, 2004

                    ADVANTAGE ANNOUNCES EXECUTIVE APPOINTMENT

                                  (TSX: AVN.UN)
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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or the "Fund") is
pleased to announce that Mr. Weldon M. Kary has been promoted to the position of Vice President, Exploitation. Mr. Kary has been with Advantage since its inception on May 23, 2001, most recently as Manager, Geology and Geophysics.

Mr. Kary has over 26 years experience in the oil and gas exploration and development sector.
Previously Mr. Kary held the position of Exploration Manager at Fossil Oil & Gas Limited (1987-97); then Palliser Energy Corp. (1997-2000), when Palliser was purchased by Search Energy Corp, the predecessor entity of Advantage.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com